Mail Stop 3561

October 11, 2006

Thomas J. Charlton, President
Madonna Corp.
7816 Call Donna Place, SW
Calgary, AB, Canada T2V 2R1

   Re: **Madonna Corp.**
      Form 10-KSB for Fiscal Year Ended
      June 30, 2005

Dear Mr. Charlton:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief